

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Nick Luff
Chief Financial Officer
RELX PLC
1-3 Strand
London
WC2N 5JR
England

      Re: RELX PLC
           Form 20-F for the Fiscal Year Ended December 31, 2019
           Filed February 20, 2020
           File No. 001-13334

Dear Mr. Luff:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing